Exhibit 4

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Denison Mines Corp. (“Denison” or the “Company”)

595 Bay Street, Suite 402

Toronto, ON M5G C2C

2.	Date of Material Change:

January 16, 2013

3.	News Release:

The Company issued a news release with respect to the material change referred to in this report on January 16, 2013 via Marketwire L.P., and it was subsequently filed on SEDAR.

4.	Summary of Material Change:

On January 16, 2013, Denison announced the signing of a Binding Letter of Intent (the “Binding LOI”) pursuant to which Denison will acquire a portfolio of uranium exploration projects from Fission Energy Corp. (“Fission”) including Fission’s 60% interest in the Waterbury Lake uranium project, as well as Fission’s exploration interests in all other properties in the eastern part of the Athabasca Basin, its interests in two joint ventures in Namibia plus its assets in Quebec and Nunavut (together, the “Assets”). Denison has agreed to offer shareholders of Fission 0.355 shares of Denison for each share of Fission held, conditional upon, among other things, certain assets of Fission being spun out to a new company (“NewCo”) to be held pro rata by current Fission shareholders (collectively, the “Transaction”).

5.	Full Description of Material Change:

On January 16, 2013, Denison announced the signing of a Binding LOI pursuant to which Denison will acquire the Assets. Under the terms of the Binding LOI, Denison has agreed to offer shareholders of Fission 0.355 shares of Denison for each share of Fission held, conditional upon, among other things, certain assets of Fission being spun out to NewCo to be held pro rata by current Fission shareholders. NewCo assets will include, among others, a 50% interest in the Patterson Lake South (“PLS”) property located in the western Athabasca Basin. The Transaction values the Assets at approximately $70 million based on the closing price of Denison as of January 15, 2013. Upon completion of the Transaction, shareholders of Fission will own approximately 11% of Denison.

The board of directors of Fission, following consultation with its financial and legal advisors, has approved the Transaction and recommends that Fission shareholders vote in favour of the Transaction. Fission’s board of directors has received a verbal opinion from Dundee Capital Markets that the consideration pursuant to the Transaction is fair, from a financial point of view, to Fission shareholders.

Transaction Benefits

Both Fission and Denison believe that the Transaction will provide a number of substantial benefits to the shareholders of both companies, including the following:

•	Substantial value offered to FIS shareholders for the Assets

•	The opportunity for FIS shareholders to participate in the assets of Denison, which include several advanced exploration properties plus an interest in the McClean Lake mill, as well as the highly prospective Western Athabasca exploration portfolio of NewCo

•	NewCo will hold approximately $18 million in cash, fully funded to continue future programs at PLS and elsewhere

•	NewCo will continue forward under the leadership of the same successful management team that developed Fission

•	Further solidifies Denison as the consolidator of strategic assets in the Athabasca Basin, to the benefit of both sets of shareholders

Transaction

Denison and Fission expect the Transaction will take place by way of a plan of arrangement whereby Denison and/or a wholly owned subsidiary will enter into an arrangement agreement with Fission in accordance with the terms of the Binding LOI. Pursuant to the terms of the Binding LOI, the completion of the Transaction is conditional upon a number of items, including, without limitation, approval of the shareholders of Fission, receipt of all necessary regulatory approvals, formalization of the legal structure of the Transaction, no material adverse change occurring with respect to either company, compliance by both parties with their respective obligations under the Binding LOI and satisfaction of other customary deal conditions.

The Binding LOI contains customary deal support provisions, including a reciprocal break fee of $3.5 million, payable if the proposed Transaction is not completed in certain circumstances. In addition, the Binding LOI includes customary non-solicitation covenants by Fission together with customary exemptions to permit Fission’s board of directors to exercise its fiduciary duties and a right in favour of Denison to match any superior proposal that may arise.

Full details of the Transaction will be included in the formal definitive agreement and management information circular to be filed with the regulatory authorities and mailed to Fission shareholders in accordance with applicable securities laws. All Fission shareholders are urged to read the information circular once it becomes available as it will contain additional important information about the Transaction.

Fission’s outstanding options and warrants will be adjusted in accordance with their terms such that the number of Denison shares and NewCo shares received upon exercise and their respective exercise prices will reflect the exchange ratio and Transaction described above.

The proposed transaction is expected to be completed in April 2013 or such later date as the parties may agree. A special meeting of the shareholders of Fission will be held at a time yet to be determined to approve the Transaction.

This news release and the information contained herein do not constitute an offer of securities for sale in the United Sates. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

7.	Omitted Information:

No significant facts have been omitted from this Material Change Report.

8.	Executive Officer:

For further information, please contact Ron F. Hochstein, President and Chief Executive Officer of Denison Mines Corp., at the above-mentioned address or at (416) 979-1991.

9.	Date of Report:

January 17, 2013

DENISON MINES CORP.

Per:	“Ron F. Hochstein” (Signed)

Ron F. Hochstein
President and Chief Executive Officer

3